UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         CITIZENS BANCSHARES CORPORATION
                         -------------------------------
                                (Name of Issuer)


                      Common Stock, par value $1 per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    173168105
                                    ---------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                | | Rule 13d-1(b)

                                | | Rule 13d-1(c)

                                |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 173168105                                           Page 2 of 5 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       FEDERAL NATIONAL MORTGAGE ASSOCIATION
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) |_|

       (b) |_|
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       [Delaware]
.................................................................................
Number of            5.     Sole Voting Power              105,208
Shares              ............................................................
Beneficially         6.     Shared Voting Power            None
Owned by Each       ............................................................
Reporting            7.     Sole Dispositive Power         105,208
Person With         ............................................................
                     8.     Shared Dispositive Power       None
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       105,208
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       5.25% based on 2,002,548 shares outstanding. /1/
.................................................................................
12.    Type of Reporting Person:

       CO

/1/ Solely as a result of the Issuer's repurchase of outstanding shares, Fannie Mae first became the owner of more than five percent of the shares outstanding during the year ending December 31, 2001, 5.16% based on 2,038,213 shares outstanding.

                                                               Page 3 of 5 Pages

Item 1(a).        Name of Issuer:

                  Citizens Bancshares Corporation (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  175 John Wesley Dobbs Avenue, N.E., Atlanta, Georgia 30303.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of Federal National Mortgage Association ("Fannie Mae") and relates to Shares (as defined herein) held for the account of Fannie Mae.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of Fannie Mae is 3900 Wisconsin Avenue, NW, Washington, DC 20016.

Item 2(c).        Citizenship

                  Fannie Mae is a federally chartered corporation.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $1 per share (the "Shares")

Item 2(e).        CUSIP Number:

                  173168105

Item 3. If This Statement is Filed Pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2007, Fannie was deemed to be the beneficial owner of 105,208 Shares.

Item 4(b)         Percent of Class:

                  As of December 31, 2007, Fannie Mae was deemed to be the beneficial owner of approximately 5.25% of the total number of Shares outstanding (based upon information provided by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 for fiscal year 2007, there were 2,002,548 shares outstanding).

                                                               Page 4 of 5 Pages

Item 4(c)         Number of Shares of which such person has:

Fannie Mae:

(i) Sole power to vote or direct the vote:                               105,208

(ii) Shared power to vote or direct the vote:                                  0

(iii) Sole power to dispose or direct the disposition of:                105,208

(iv) Shared power to dispose or direct the disposition of:                     0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008              FEDERAL NATIONAL MORTGAGE ASSOCIATION


                                     By: /s/ Polly N. Klane
                                           ----------------------
                                     Name:  Polly N. Klane
                                     Title: Senior Vice President and Deputy
                                            General Counsel